Exhibit 99.1
Report of Independent Registered Public Accounting Firm

To the Participants of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan and the Compensation, Culture & People Committee of the Board of Directors
Amended and Restated Accenture plc 2010 Employee Share Purchase Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of financial condition of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan (the Plan) as of August 31, 2022 and 2021, the related statements of operations and changes in plan equity for each of the years in the three‑year period ended August 31, 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Plan as of August 31, 2022 and 2021, and the results of its operations and changes in plan equity for each of the years in the three‑year period ended August 31, 2022, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2010.
Chicago, Illinois
October 12, 2022

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF FINANCIAL CONDITION
August 31, 2022 and 2021

	2022	2021
Contributions receivable	$296,146.398	$251,983,317
Plan equity	$296,146,398	$251,983,317

The accompanying Notes are an integral part of these financial statements.

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN

STATEMENTS OF OPERATIONS AND CHANGES IN PLAN EQUITY
For the Years Ended August 31, 2022, 2021 and 2020

	2022	2021	2020
Participant contributions	$1,430,220,460	$1,131,790,718	$1,009,824,309
Participant withdrawals	(47,694,092)	(37,179,801)	(30,966,777)
Purchases of Accenture plc Class A ordinary shares	(1,338,363,287)	(1,057,975,088)	(948,861,739)
Net additions	$44,163,081	$36,635,829	$29,995,793
Plan equity at beginning of year	251,983,317	215,347,488	185,351,695
Plan equity at end of year	$296,146,398	$251,983,317	$215,347,488

The accompanying Notes are an integral part of these financial statements.

AMENDED AND RESTATED ACCENTURE PLC 2010 EMPLOYEE SHARE PURCHASE PLAN
NOTES TO THE FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION
The following description of the Amended and Restated Accenture plc 2010 Employee Share Purchase Plan (the “Plan”) is provided for general information purposes. Participants in the Plan should refer to the Plan document for more detailed and complete information. Under the Plan, there are two programs through which participants may purchase shares: (1) the Employee Share Purchase Plan (the “ESPP”) and (2) the Voluntary Equity Investment Program (the “VEIP”).
General
Under the Plan, which was approved by the shareholders of Accenture plc (the “Company”) at their February 4, 2010 meeting, and approved by the Board of Directors (the “Board”) on December 10, 2009, the Company was authorized to issue or transfer up to 45,000,000 Class A ordinary shares (“Shares”) of the Company. The Plan is administered by the Compensation, Culture & People Committee of the Board (the “Committee”), which may delegate its duties and powers in whole or in part as it determines, provided, however, that the Board may, in its sole discretion, take any action designated to the Committee under the Plan as it may deem necessary. The Company pays all expenses of the Plan. The Shares may consist, in whole or in part, of unissued Shares or previously issued Shares that have been reacquired.
In fiscal 2016, the Board delegated to the Committee the authority to approve and the Committee approved the issuance of an additional 45,000,000 Shares of the Company under the Plan subject to shareholder approval. The Plan was approved by the shareholders of the Company at the February 3, 2016 annual general meeting.
The Plan provides eligible employees of the Company or of a participating subsidiary with an opportunity to purchase Shares at a purchase price established by the Committee, which shall in no event be less than 85% of the fair market value of a Share on the purchase date.
The fair market value on a given date is defined as the arithmetic mean of the high and low prices of the Shares as reported on such date on the composite tape of the principal national securities exchange on which the Shares are listed or admitted to trading, or, if no sale of Shares shall have been reported on the composite tape of any national securities exchange on such date, then the immediately preceding date on which sales of the Shares have been so reported or quoted shall be used.
In general, any individual who is an employee of the Company or of a participating subsidiary is eligible to participate in the Plan, except that the Committee may exclude employees (either individually or by reference to a subset thereof) from participation (1) whose customary employment is less than five months per calendar year or 20 hours or less per week; (2) who own shares equaling 5% or more of the total combined voting power or value of all classes of shares of the Company or any subsidiary; or (3) who are highly compensated employees under the Internal Revenue Code (the “Code”). The Plan does not currently qualify as an employee stock purchase plan under Section 423 of the Code and therefore receipt of the Shares will be a taxable event to the participant. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
Contributions
Payroll deductions will generally be made from the compensation paid to each participant during an offering period in a whole percentage as elected by the participant but not to exceed the maximum percentage of the participant’s eligible compensation (or maximum dollar amount) as permitted by the Committee. Under the ESPP, the maximum whole percentage is 10% (up to a maximum of $7,500 per offering period). Under the VEIP, eligible participants may choose to contribute up to 30% of their eligible compensation towards the purchase of Shares. The amount of the contributions is based on pre-tax cash compensation, but contributions are deducted from after-tax pay each pay period. The Committee retains the discretion to impose an aggregate participation limit under the VEIP. If aggregate participant contributions are projected to exceed such limit, contributions will stop and participants will be refunded contributions not used to purchase Shares. In fiscal years 2022, 2021 and 2020, there was no aggregate participation limit under the VEIP.
A participant may elect his or her percentage of payroll deductions, and change that election, prior to the end of the applicable enrollment period as determined by the Committee. Unless otherwise determined by the Committee, a participant cannot change the rate of payroll deductions once an offering period has commenced. All payroll deductions made with respect to a participant are credited to the participant’s payroll deduction account and are deposited with the general funds of the Company. All funds of participants received or held by the Company under the Plan before purchase or issuance of the Shares are held without liability for interest or other increment (unless otherwise required by law). Under the Plan, the ESPP offering periods in fiscal 2022 included the six-month periods ended November 1, 2021 and May 1, 2022. The current offering period commenced on May 2, 2022 and will end on November 1, 2022. The VEIP has a calendar year offering period, as well as a limited mid-year enrollment period, and monthly contribution periods in which shares are purchased on the 5th of the subsequent month.
Share Purchases
As soon as practicable following the end of each ESPP offering period or VEIP contribution period, the number of Shares purchased by each participant is deposited into a brokerage account established in the participant’s name. Dividends that are declared on the Shares held in the brokerage account are paid in cash or reinvested. A summary of information with respect to share purchases was as follows:

Purchase Date	Offering Type	Number of Participants	Number of Shares Purchased	Purchase Price
August 5, 2022	VEIP	8,297	158,962	$306.95
July 5, 2022	VEIP	8,182	178,231	$273.05
June 5, 2022	VEIP	8,254	163,704	$304.37
May 5, 2022	VEIP	8,338	164,544	$303.40
May 1, 2022	ESPP	108,807	1,320,383	$260.01
April 5, 2022	VEIP	8,394	147,949	$343.40
March 5, 2022	VEIP	8,484	164,825	$313.16
February 5, 2022	VEIP	8,548	146,989	$345.70
January 5, 2022	VEIP	7,209	226,782	$400.54
December 5, 2021	VEIP	7,227	402,284	$364.05
November 5, 2021	VEIP	7,244	127,372	$369.54
November 1, 2021	ESPP	92,092	901,192	$302.59
October 5, 2021	VEIP	7,266	134,442	$324.07
September 5, 2021	VEIP	7,298	128,603	$342.10
Total Shares Purchased in fiscal 2022			4,366,262
August 5, 2021	VEIP	7,334	138,447	$318.80
July 5, 2021	VEIP	6,692	136,363	$302.59
June 5, 2021	VEIP	6,728	138,693	$282.31
May 5, 2021	VEIP	6,796	135,052	$290.98
May 1, 2021	ESPP	82,337	1,109,375	$246.19
April 5, 2021	VEIP	6,839	139,658	$280.75
March 5, 2021	VEIP	6,885	158,936	$247.56
February 5, 2021	VEIP	6,890	152,649	$253.96
January 5, 2021	VEIP	6,171	259,949	$256.89
December 5, 2020	VEIP	6,190	395,178	$251.76
November 5, 2020	VEIP	6,231	148,949	$234.27
November 1, 2020	ESPP	81,784	1,269,809	$183.37
October 5, 2020	VEIP	6,319	154,854	$223.49
September 5, 2020	VEIP	6,381	148,376	$236.39
Total Shares Purchased in fiscal 2021			4,486,288
August 5, 2020	VEIP	6,422	154,212	$228.43
July 5, 2020	VEIP	6,394	159,307	$216.68
June 5, 2020	VEIP	6,430	167,481	$207.26
May 5, 2020	VEIP	6,480	188,794	$182.45
May 1, 2020	ESPP	77,652	1,576,243	$153.96
April 5, 2020	VEIP	6,524	225,442	$153.50
March 5, 2020	VEIP	6,638	195,144	$184.19
February 5, 2020	VEIP	6,661	167,540	$212.44
January 5, 2020	VEIP	5,853	351,499	$208.81
December 5, 2019	VEIP	5,875	443,138	$199.46
November 5, 2019	VEIP	5,936	177,544	$186.74
November 1, 2019	ESPP	70,859	1,285,291	$159.14
October 5, 2019	VEIP	5,952	163,655	$187.96
September 5, 2019	VEIP	5,989	155,207	$199.13
Total Shares Purchased in fiscal 2020			5,410,497
As of August 31, 2022, 73,808,772 Accenture plc Class A ordinary shares had been issued under the Plan.
Withdrawals
Each participant may withdraw from participation in respect of an offering period (either current or future) or from the Plan under such terms and conditions established by the Committee in its sole discretion. Upon a participant’s withdrawal, all accumulated payroll deductions in the participant’s Plan account are returned without interest (to the extent permitted by applicable local law). A participant is not entitled to any Shares with respect to the applicable offering period, except under the VEIP for those shares purchased in contribution periods prior to withdrawal. A participant is permitted to participate in subsequent offering periods pursuant to terms and conditions established by the Committee in its sole discretion.
Adjustments
The number of Shares issued or reserved for issuance pursuant to the Plan (or pursuant to outstanding purchase rights) is subject to adjustment on account of share splits, share dividends and other changes in the Shares. In the event of a change in control of the Company, the Committee may take any actions it deems necessary or desirable with respect to any purchase rights as of the date of consummation of the change in control.
Plan Amendment and Termination
The Board may amend, alter or discontinue the Plan, provided, however, that no amendment, alteration or discontinuation will be made that would increase the total number of Shares authorized for the Plan without prior shareholder consent, or, without a participant’s consent, would materially adversely affect the participant’s rights and obligations under the Plan. The Plan will terminate upon the earliest of: (1) the termination of the Plan by the Board; (2) the issuance of all of the Shares reserved for issuance under the Plan; or (3) December 10, 2024. The Board has not initiated actions to terminate the Plan, and unless otherwise noted, has not amended the Plan.

2.    BASIS OF PRESENTATION
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.
As of August 31, 2022, contributions receivable represents accrued payroll deductions from participants with respect to the ESPP offering period beginning May 2, 2022 and ending November 1, 2022, as well as the VEIP contribution period beginning August 1, 2022 and ending August 31, 2022. As of August 31, 2021, contributions receivable represents accrued payroll deductions from participants with respect to the ESPP offering period beginning May 2, 2021 and ending November 1, 2021, as well as the VEIP contribution period beginning August 1, 2021 and ending August 31, 2021. These payroll deductions are held by Accenture plc and/or its affiliates.
Plan equity represents net assets available for future share purchases or participant withdrawals.

3.    SUBSEQUENT EVENTS
The Company has evaluated events and transactions subsequent to the Plan’s statement of financial condition date. Based on this evaluation, the Company is not aware of any events or transactions that occurred subsequent to the Plan’s statement of financial condition date but prior to filing that would require recognition or disclosure in these financial statements.
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